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                                     Filed by Sybase, Inc.
                                     Pursuant to Rule 425 under
                                     the Securities Act of 1933
                                     Subject Company: New Era of Networks, Inc.
                                     Commission File No. 000-22043


                           QUESTION AND ANSWER PORTION

                    OF THE FEBRUARY 20, 2001 CONFERENCE CALL

        OPERATOR:

        Our first question today will come from Dale Wetlaufer at Legg Mason.

        JOHN CHEN:

        Hi Dale!

        DALE WETLAUFER:

        Good evening guys! Just a question on the '02 estimate for New Era of Networks. I don't know the company whatsoever and if you don't want to talk about this specific point estimate, can you talk about what went into that sort of estimate that's out there? I mean I know it's only one analyst, but what are you guys thinking of over the next two years? What drives success for NEON?

        JOHN CHEN:

        There's a couple of ways to look at it. First of all, in our planning model we are taking an over-conservative role. The NEON numbers publicly is $210 million of revenue for next year and actually, this year, I'm sorry. Year 2001. I apologize Dale. Year 2001. I would like Rick to talk about 2002 because I have not focused on that. But 2001 the revenue model is $210 million, and they are supposed to be, on a pro forma basis profitable, at 15 cents a share. We - actually on both companies' management teams - have agreed that we should take a more conservative look and look at the number at $185 million. So I use the $185 million on revenue for this year. Of course we have to minus Q1, which is about $43 million. So it would take about $140 million or so that will flow through the Sybase books, and hopefully, if we close Q2 or the beginning of Q2. And that will address and make sure that I have an accretive 2002 and at least break even, if not better, by Q4 of 2001. Going forward, as far as the growth rate is concerned, this is an acquisition by Sybase for growth. As you know, we grew 10% last year year-over-year at Sybase. We're going to grow somewhere between 10%-13% this year, which is our corporate guidance and we expect that this will help us move ourselves into 15%-17% growth the following year. So Dale, I don't know if that answered your question, but I answered in the context of Sybase rather than in context of NEON.

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        DALE WETLAUFER:

        Well, the reason I asked is just to help me get a general sense of how the economic model works for NEON. Is it more of a services kind of company or is it more a software kind of company? And what kind of...could you describe what the market opportunity is? And how fast is that market growing and what the cost structure in this sort of business looks like? I know that's a lot of questions, but I come into this knowing nothing about NEON.

        JOHN CHEN:

        [Laughs] Good. How about this: let me make two statements and I'll turn this to Rick. And he will talk a little about that. Based on these assumptions: the market is growing is about 40-50% a year - that's assumption No. 1 - and Rick feel free to correct me if I'm wrong. But that's my basic assumption. And we expect there's a lot of synergy with Sybase, especially the way Sybase's sales force is positioned in enterprise sales. So with that, I would like Rick to talk a little bit about the company itself. Rick?

        RICK ADAM:

        OK. The company's basic product is integration servers which help new software, new applications cooperate with old ones. Around the applications we now have a lot of prepackaged adapters. Things like BroadVision, Siebel or SAP - that sort of thing. As John mentioned, most analysts - Gartner, IDC, Giga, Meta, those folks - forecast the market at growing 40%-50% a year. In the NEON pro forma revenue, we do about 25%-30% of our revenues in professional services. About 15% is software maintenance or upgrades and the rest software licenses. So the bulk of revenues is the software licensing model. I hope that's responsive to your question.

        DALE WETLAUFER:

        Yes, definitely. Thank you.

        OPERATOR:

        Once again, press *1 if you'd like to ask a question please. [Pause] Mr. Chen to this point no one else has signaled with a question. I take that back. There is a question from P.C. Chatterjee.

        JOHN CHEN:

        Hi P.C.!

        P.C. CHATTERJEE:

        Hi! What is the revenue model? What are the losses in NEON? What is the cash position? What does the balance sheet look like?

        JOHN CHEN:


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        Oh, my goodness. [Laughs] OK. Rick or Pieter either one of you want to go? Let's go to the balance sheet first.

        RICK ADAM:

        Pieter do you want to start?

        PIETER VAN DER VORST:

        Yeah, I think the cash balance at the end of the year, the end of 12/31 was about $51 -$52 million dollars. And then maybe you can list your questions again, so I can get the rest of the details.

        P.C. CHATTERJEE:

        What sort of losses has it incurred for the last year? Without the acquisitions, what would it have been?

        JOHN CHEN:

        P.C. we are scrambling to look for that data right now. We have it in front of us, but we have piles of data.

        RICK ADAM:

        P.C., this is Rick Adam, we have fully diluted, I think, about 38 - 39 million shares out. On a per share basis, not including acquisition and amortization, losses for last year were $0.21 a share pro forma and including amortization of intangible assets, which are acquisitions that NEON had made historically, the non-cash loss takes it up to $1.71 a share.

        JOHN CHEN:

        OK and on top of that, they actually have a business plan to go on a pro forma basis, to go positive $0.15 profit for the year.

        P.C. CHATTERJEE:

        Q1, was it loss or gain?

        JOHN CHEN:

        Q1 was a loss.

        RICK ADAM:

        Q1 will be a loss.


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        JOHN CHEN:

        But that is not in my books for Q1.

        P.C. CHATTERJEE:

        Right. So, in the Q ...3 quarters your profitability would be higher than $0.15?

        PIETER VAN DER VORST:

        That's correct.

        JOHN CHEN:

        Yes, that's correct.

        RICK ADAM:

        That's right.

        P.C. CHATTERJEE:

        Ok and that's on a NEON share basis, right?

        JOHN CHEN:

        That's correct. That's on a NEON share basis.

        PIETER VAN DER VORST:

        On 39.9 million shares.

        P.C. CHATTERJEE:

        Right. Does this mean you'll issue roughly 10 million shares?

        JOHN CHEN:

        I issue roughly...about 16 million.

        P.C. CHATTERJEE:

        16 million shares?

        JOHN CHEN:

        One-five point two.


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        PIETER VADER VORST:

        About 15.2 million shares.

        P.C. CHATTERJEE:

        So on Sybase shares, if there is no synergy benefits, what does this translate to?

        JOHN CHEN:

        If there is no synergy benefits?

        P.C. CHATTERJEE:

        Yeah.

        JOHN CHEN:

        We will get back to you on that. I don't have the math in front of me. If there is no synergy...

        P.C. CHATTERJEE:

        Almost $0.60 per share right?

        JOHN CHEN:

        I'm sorry?

        P.C. CHATTERJEE:

        It should be $0.60 per share? If you have a loss in the first quarter, that means three quarters is more than 15...

        JOHN CHEN:

        Right...

        P.C. CHATTERJEE:

        I'm thinking $0.20. On so you are roughly 0.33 shares of Sybase...

        JOHN CHEN:

        ...Right?...


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        P.C. CHATTERJEE:

        0.38 ok...or 2.5 times that.  So $0.15 a Sybase share.

        JOHN CHEN:

        I'm sorry.  I'm still not following you.

        P.C. CHATTERJEE:

        If you normalize their earnings for the three quarters...

        JOHN CHEN:

        ...Right?...

        P.C. CHATTERJEE:

        Per Sybase share, not per NEON share. I presume that $0.15 was part NEON shares.

        JOHN CHEN:

        Right, $0.15 is NEON shares. They have 40 million shares. So that will basically be $6 million. Typically, right? On the bottom line...

        P.C. CHATTERJEE:

        Right. And since you are issuing 16 million shares. That's about, $0.40?

        JOHN CHEN:

        About $0.40. Yup. I got it.

        P.C. CHATTERJEE:

        And since that was...It includes first quarter loss. So Sybase shareholders would not pay.

        JOHN CHEN:

        Correct.

        P.C. CHATTERJEE:

        It's a higher number.... Tell me how much is international versus domestic?

        JOHN CHEN:


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        Rick?

        RICK ADAM:

        About 35% - 40% each quarter is outside the United States. And mostly Europe, a little bit in Asia.

        P.C. CHATTERJEE:

        Can you tell me a little bit about concentration of customers?

        RICK ADAM:

        We have no material customer concentration. No customers have been in our top ten, two quarters in a row. We typically do about 200 customers per quarter. About 100 of them are new and 100 of them are old customers buying repeat servers from us.

        JOHN CHEN:

        P.C. there's one other thing that is worth noting on my end at least. They have a very solid IBM relationship. NEON is actually the middleware provider for the MQ series.

        P.C. CHATTERJEE:

        OK. How much of the customers come from the IBM relationship?

        JOHN CHEN:

        Rick? Last year it was about ... what were your numbers?

        RICK ADAM:

        Revenue last year was about $188 million and out of that $188 million, approximately $25 - $30 million came through our IBM distribution relationship.

        P.C. CHATTERJEE:

        And what...is it full revenue or do you give a big amount to IBM?

        RICK ADAM:

        They pay us...on average, they pay us a 25% royalty. There's some modification to that in certain cases, but the base royalty is 25%.

        P.C. CHATTERJEE:

        So, IBM sells $100 million. You get 25%.


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        RICK ADAM:

        That's very close.

        P.C. CHATTERJEE:

        OK.  So your actual market share is higher than your revenue share?

        RICK ADAM:

        Yes. Between what we sold and what our distributors like BEA and IBM sell, we believe we are the market leader in units.

        P.C. CHATTERJEE:

        And, and what is the nature of your relationship with BEA?

        RICK ADAM:

        BEA has a product called Elink, which is an integration server and it is platformed on NEON components.

        P.C. CHATTERJEE:

        OK now, John with this acquisition, you'll be head-on competitive with BEA, right?

        JOHN CHEN:

        That's correct.

        P.C. CHATTERJEE:

        So, you cannot rely on that business anymore.

        JOHN CHEN:

        I never did, P.C.

        P.C. CHATTERJEE:

        OK, so how much of the revenue did BEA account for last year?

        JOHN CHEN:

        With NEON?  Very, very negligible.

        P.C. CHATTERJEE:

                                      -8-
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        OK.  What are the Q4...Uh, what are some the notable wins?

        RICK ADAM:

        Is this for NEON?

        P.C. CHATTERJEE:

        Yeah.

        RICK ADAM:

        We had a win at Lucent, we had a win at Lockheed Martin, we had strong follow-on business at Nabisco. We've had several European companies like Bayer, European telephone companies we have follow-on business.

        P.C. CHATTERJEE:

        So, these are not traditional Sybase customers. That's pretty good though.

        JOHN CHEN:

        Yes, some of them are not. That's part of the attractiveness to them.

        P.C. CHATTERJEE:

        That's pretty good. The...what's the sales force like? How many direct sales force? What are the indirect channels that NEON has?

        RICK ADAM:

        NEON finished the year with 85 sales reps on quota and we brought this into this year and this year about 80 of them are selling direct business and about 5 of them are in a support team, supporting IBM. In any given quarter, probably 20% - 25% of our revenue is either through a distributor or heavily influenced by a system integrator. And the rest is done by our direct sales force.

        P.C. CHATTERJEE:

        So, your direct sales force has pretty good productivity?

        RICK ADAM:

        I think they are like most sales forces. The top guys produce a lot but we continuously prune every quarter so they tend to be pretty good all the way through. But our top performers are extremely strong.


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        JOHN CHEN:

        Hey Rick, P.C. is an extremely good consultant. The first time I met him, he starts quoting all the productivity per person. It's still nothing to answer about productivity per professional services still though.

        OK my friend, P.C. could I suggest that we move on in time? I'd like to finish your questions, but I will ... if you need to, please give me a call. I'll go into more detail with you.

        P.C. CHATTERJEE:

        I'll do that. I thought nobody else was asking any questions. That's why. [Everybody laughs]

        JOHN CHEN:

        Thank you very much. OK. Is there anybody else with a question?

        OPERATOR:

        There actually is a question. This is J.C. Simbana of Moors & Cabot

        JOHN CHEN:

        Hi! How are you?

        J.C. SIMBANA

        Good! How are you doing today?

        JOHN CHEN:

        Good. Where's Ed? He's off vacationing?

        J.C. SIMBANA

        He's actually here in the office. I think he's listening in the call as well. Um...Look, I had a couple questions actually. I don't know if these questions were answered, but I was interested in hearing any kind discussion that was centered around synergies or the reasons that this particular agreement was entered into...what, what potential you are seeing...um, and what this was versus the ability to go at it alone? That's the brunt of my question really.

        RICK ADAM:

        OK. This is Rick Adam. I think we were very much driven by John Chen's vision at Sybase of trying to give the customer as much support as possible. And John has an extremely broad


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footprint in his customers now product-wise with his traditional products of databases, replication servers and other connectivity middleware. He has recently expanded into application servers and full-up data portals. I think John's team came to the conclusion that their offering would be complemented by selling in the application integration space in the middle. And our view had always been that the right thing to do is give the customer the most complete solution possible. So, we think the fit between our product line and the Sybase product line is a long term winner because it's the best for the customer. And then we also get to benefit from, you know an extremely financially strong company that is growing. And it's been profitable, has great financial controls and has an extremely strong field force worldwide with sales and service that we can tag up to. So those are the things that went into the decision.

        JOHN CHEN:

        This is John Chen. From my perspective it's very loud and clear from our customers that they love our portal. Our infrastructure allows flexibility with any kind of databases and basically any kind of application server that uh, the main one. So everybody loves our integration play - [they] love our portal, they love our wireless, they love our analytics. It has becoming increasingly clear that the two major questions that come along are: how do I integrate my applications? And the second question is: what does the front-end content management look like? Uh, the content management, we have a lot of re-sale agreements with the best-of-class. So we were out there looking for a best-of-class application integrator, and we found NEON. And I think the cultural fit, the engineering strength, the technology fit, and the size of the company...you know frankly speaking, at Sybase, our appetite has grown bigger as we want growth to be more robust. We really could not go and acquire a $10 million revenue company and expect it to run it alone ourselves. We need more bench-strength, more talent, more focus, more knowledge in the market. And so, that's what we did. And I think we are very complementary both on the technology side as well as what business needs there are to address for the customers.

        And finally, on, you know, Rick talked about the fiscal side of the equation. NEON is in a state of high growth, and as you know, stumbled a little bit because the infrastructure doesn't match up with the business growth. Sybase, on the other hand, you know I think if there's one thing we do well here is we manage our infrastructure probably overly tightly. I think we have a strong team in terms of controls and fiscal responsibilities and everything else. So we think we could just offer a lot of good stuff to help the business to grow. So NEON will help me grow, you know I can help them to put in the infrastructure to grow. So the complements are definitely there. So, it's the long way to answer your question, but it's a great question. Because that's really the basic thinking going in.

        J.C. SIMBANA

        How will the sales force...Is there any anticipated departure from sales force expected? We are talking about the sale force where estimates at mid-year 2000 were expected to be over 100 sales people and now we're talking about 85 sales people with 80 direct. How many do you expect to leave due to attrition?


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        RICK ADAM:

        J.C., I don't expect anybody to leave over the acquisition. I think if anything the sales guys' view would be they have more chance to do good things to the customers and more chance to make money in the new area. As you know, NEON leveled off its growth because you know with $50 million in cash we had to be very careful going forward on cash conservation. I think John and his team will make some planning assumptions on how fast they want to grow and I think in the 50% growth market with John's financial resources, he could pretty much pick his growth based on how much he wants to invest.

        JOHN CHEN:

        That's indeed correct. Yes. I don't expect -- It will be a big welcome choice from our sales force...from Sybase sales force.

        J.C. SIMBANA:

        In terms of management how will that be structured? What percentage of NEON's management will be working in parallel with Sybase?

        JOHN CHEN:

        Right now to be honest, there's a lot of question in that detail that we need to answer. We just signed the definitive agreement. A number of top NEON executives including Rick has stretched to stay on and support this strategy and game plan. So we don't expect to see major defections of any kind. And so, I think we are pretty much on top of things in here. I don't expect a lot of that going on. You know to answer your question J.C., we set up two integration teams
- one on the NEON side and one on the Sybase side - to merge together to figure out what all the details on the question that you asked, like how do we do geographic assignments - organizations, channel coverages, and all that. We will get that all done by the time the SEC gives us the go ahead.

        J.C. SIMBANA:

        Thank you very much.

        JOHN CHEN:

        Ok J.C.

        OPERATOR:

        And at this time Mr. Chen I'll turn things back over to you for any additional or closing remarks.

        JOHN CHEN:


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        Very good. Thank you. It's been long, but it's been fun.

                                    # # # #

FORWARD LOOKING STATEMENT: The information provided herein contains forward-looking statements regarding Sybase's proposed acquisition of NEON that involve risks and uncertainties, including statements regarding the effect of this transaction on Sybase's earnings and its business, Sybase's expectations regarding the success of NEON's products in Sybase's product lines, and Sybase's expectations regarding the growth of the e-Business market generally. Actual results may not be realized, or may vary materially from results that may be discussed in these forward-looking statements. Factors that may affect actual results include the risks inherent in completing the acquisition of NEON on a timely basis, if at all, the successful integration of NEON into Sybase's business, the, timely development and market acceptance of the products and services of the combined companies, Sybase's ability to remain competitive in a highly competitive and rapidly changing marketplace, and the other risks detailed from time to time in each company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, Sybase's report on Form 10-K for the fiscal year ended December 31, 1999 and its reports on Form 10-Q for its fiscal quarters ending March 31, June 30 and September 30, 2000.

        ADDITIONAL INFORMATION: We urge investors and security holders to read the following documents, when they become available, because they will contain important information about Sybase, NEON, the proposed acquisition and related matters:

- Sybase's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials.

- Sybase's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

-    NEON's Solicitation/Recommendation Statement on Schedule 14D-9.

        These documents and amendments to these documents will be filed with the U.S. Securities and Exchange Commission. In addition to these documents, Sybase and NEON file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Sybase and NEON at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Sybase's and NEON's filings with the SEC are also available to the public from commercial document-retrieval services and the Web site maintained by the SEC at http://www.sec.gov.

                                     # # # #


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